Exhibit 99.1

Lentuo International Inc. Reports Third Quarter 2010 Financial Results

Beijing, China, January 6, 2010 — Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, today announced its unaudited financial results for the third quarter of 2010.

Third Quarter 2010 Financial Highlights

•                  Revenues in the third quarter of 2010 increased 56.0% year-over-year to RMB945.9 million ($141.4 million).

•                  The number of vehicles sold in the third quarter of 2010 increased 29.5% year-over-year to 4,871 units.

•                  The average unit price for the third quarter 2010 increased 23% year-over-year to RMB176,000.

•                  Net income was RMB45.0 million ($6.7 million), an increase of 2.5% from RMB43.9 million in the comparable period of 2009. Diluted earnings per American depositary share (“ADS”) were RMB1.06 ($0.16). Each ADS represents two ordinary shares of the Company.

Mr. Hetong Guo, Founder and Chairman of Lentuo, commented, “We are pleased with our third quarter financial results and our first quarter reporting as a public company. Our rapid revenue growth in the third quarter of 2010 again demonstrates our unique competitive position. Driven by our strong brand, proven business model, and experienced management team, we are very proud that we have grown to become the #1 non-state-owned dealership group in Beijing. Although new traffic control measures in Beijing may negatively impact certain aspects of Lentuo’s business, they may create new opportunities for us as well.  We intend to broaden our portfolio of luxury brands, increase the relative contribution of maintenance services to our total revenues, and leverage our leading brand in the Beijing market, stronger financial position and operational scale to acquire smaller dealerships at attractive prices.”

Ms. Ping Yu, Chief Financial Officer of Lentuo, added, “We are delighted to have delivered record revenues in the third quarter. Despite Beijing’s new quota system for new licenses, we remain optimistic about the automobile market potential in Beijing.  According to the Provisional Regulations, the quota for new vehicle license plates for 2011 is 240,000.  In addition, purchasers of automobiles to replace old vehicles may continue to use the previous license plates and are not subject to the quota. Recent statistics indicate that the number of new vehicles purchased to replace old automobiles, or upgrades, has been approximately 250,000 to 300,000 per year in recent years in Beijing. Therefore, assuming this trend of upgrading continues, and taking into account the 240,000 new licenses to be granted, we believe it is reasonable to estimate the total number of new vehicle purchases in Beijing in 2011 to range from 490,000 to 540,000 units.  This range would be similar to the 2009 sales level of 520,000 units, and considerably higher than the 2008 level of 350,000 units.  We believe Lentuo is well-positioned to execute on our expansion plans, deliver sustainable financial results and create more value for our shareholders.”

Third Quarter 2010 Financial Performance

Revenues in the third quarter 2010 increased by 56.0% to RMB945.9 million ($141.4 million) from RMB606.3 million in the same period of 2009. The revenue growth was driven by the increased sales volume of new vehicles and increased average unit price, as well as the increased volume of automobile repair and maintenance services.

For the third quarter 2010, we sold 4,871 vehicles, representing a 29.5% increase from 3,761 in the same period of 2009. The average unit price for the third quarter 2010 was RMB176,000, a 23% increase from RMB143,000 in the same period of 2009.  In addition, we serviced approximately 32,210 vehicles at our dealerships in the three months ended September 30, 2010, representing a 15.4% increase over the third quarter of 2009.  The growth was primarily driven by the increased market demand and our enhanced sales efforts, consistent with the trend in recent quarters.

Cost of goods sold increased by 64.6% to RMB851.8 million ($127.3 million) in the third quarter of 2010 from RMB517.4 million in the same quarter of 2009, primarily as a result of increased sales of new vehicles, as well as automobile repair and maintenance services. As a percentage of revenues, cost of goods sold increased to 90.1% in the third quarter of 2010 from 85.3% in the third quarter of 2009.

Gross profit increased by 5.8% to RMB94.1 million ($14.1 million) from RMB88.9 million for the third quarter of 2009. The increase in gross profit was primarily due to the increase in revenues both from new vehicles sales and automobile repair and maintenance services.

Gross margin for the third quarter of 2010 decreased to 9.9% from 14.7% for the third quarter of 2009 for a number of reasons.  Firstly, new vehicle sales as a portion of total revenues increased in the third quarter of 2010 to 90.9% from 89.2% in the same period of 2009. Secondly, gross margin of automobile repair and maintenance services decreased in the third quarter of 2010 to 54.6% from 65.1% in the same period of 2009 due to discounts on repair and maintenance we offered to existing customers.

Selling, marketing and distribution expenses increased by 4.1% to RMB10.2 million ($1.5 million) in the third quarter of 2010 from RMB9.8 million in the same quarter of 2009, primarily as a result of the increased performance-related bonuses paid to our salespersons in line with our increased revenues. As a percentage of our revenues, selling, marketing and distribution expenses decreased to 1.1% in the third quarter of 2010 from 1.6% in the third quarter of 2009.

General and administrative expenses decreased by 5.9% to RMB8.4 million ($1.3 million) in the third quarter of 2010 from RMB8.9 million in the same quarter of 2009, primarily due to our stricter expense controls. As a percentage of our revenues, general and administrative expenses decreased to 0.9% in the third quarter of 2010 from 1.5% in the third quarter of 2009.

Operating Income for the third quarter 2010 increased by 7.4% to RMB75.4 million ($11.3 million) from RMB70.2 million in the same period in 2009.

Operating margin in the third quarter of 2010 was 8.0%, compared to 11.6% in the same quarter of 2009. The decrease of the operating margin was mainly attributable to the decrease in gross margin as well as the increased selling, marketing and distribution expenses discussed above.

Income tax expenses in the third quarter of 2010 were RMB18.0 million ($2.7 million), representing an effective tax rate of 28.5%, increasing from 27.9% in the same period of 2009.

Net income was RMB45.0 million ($6.7 million), an increase of 2.6% from RMB43.9 million in the comparable period of 2009.

Diluted earnings per ADS were RMB1.06 ($0.16) in the third quarter of 2010 compared to RMB1.11 in the third quarter of 2009.

As of September 30, 2010, the Company had cash and cash equivalents of RMB266.9 million ($39.9 million), compared to RMB72.1 million as of December 31, 2009.  Net cash provided by operating activities was RMB165.3 million ($24.7 million) in the nine months ended September 30, 2010, compared to RMB193.1 million in the nine months ended September 30, 2009.

Initial Public Offering

On December 10, 2010, Lentuo’s ADSs began trading on the New York Stock Exchange under the ticker symbol “LAS.”  Lentuo issued 6,500,000 ADSs, each representing two ordinary shares, at a price of $8.00 per ADS and received total proceeds of US$52.0 million.

Strategic Adjustments and Financial Outlook

In light of the new regulations in Beijing, the Company has quickly and proactively made some key changes to its expansion strategy for 2011, including (i) adjusting Company’s target of new dealership openings from 6 in Beijing and 4 outside of Beijing, to 3 in Beijing and at least 7 in other cities, (ii) stepping up the proposed pace of merger and acquisition activities in the first quarter of 2011, (iii) continuing to increase the proportion of the contribution of maintenance services to overall revenues and profit, and taking necessary measures to achieve this and (iv) further adjusting the mix of brands sold and models sold to drive more sales of high-end vehicles.

The Company estimates that its revenues for the fourth quarter of 2010 will be approximately RMB1,180 million (US$176 million) to RMB1,220 million (US$182 million), representing a year-over-year growth rate of approximately 81% to 88%.

This guidance is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.6905 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2010.

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenues in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates six franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China.  Three of Lentuo’s six dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact Information

Lentuo International Inc.

Jiangyu Luo

Investor Relations Department: +1-646-328-2510

E-mail: luojiangyu@lentuo.net

ICR, LLC

Michael Tieu

Phone: +86-10-6583-7509

E-mail: michael.tieu@icrinc.com

LENTUO INTERNATIONAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(in thousands)	As of December 31, 2009	As of September 30, 2010
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	72,082	266,872	39,888
Restricted cash	169,887	334,756	50,035
Accounts receivable (net of allowance for doubtful accounts of nil as of December 31, 2009 and September 30, 2010)	15,935	50,103	7,489
Inventories, net	290,298	388,887	58,125
Advances to suppliers	251,632	258,555	38,644
Prepaid expenses and other current assets	17,932	36,955	5,524
Amounts due from related parties	308,085	54,821	8,194

Total current assets	1,125,851	1,390,949	207,899

Non-current assets:
Property and equipment, net	267,696	221,189	33,060
Land use rights, net	9,142	5,842	874
Deferred initial public offering costs	3,635	10,104	1,510
Deferred tax assets	465	464	69

Total non-current assets	280,938	237,599	35,513

TOTAL ASSETS	1,406,789	1,628,548	243,412

	As of December 31, 2009	As of September 30, 2010
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	8,052	7,582	1,133
Bills payable	409,584	593,141	88,654
Advances from customers	25,821	36,702	5,486
Deposits from third parties	162,114	78,999	11,808
Accrued expenses and other current liabilities	92,553	135,556	20,261
Amounts due to related parties	1,229	—	—
Unrecognized tax benefits	49,525	4,963	742
Taxes payable	50,082	126,148	18,854
Short-term loans	325,460	251,537	37,596

Total current liabilities	1,124,420	1,234,628	184,534

Total liabilities	1,124,420	1,234,628	184,534

Commitments and Contingencies

Shareholders’ equity:
Ordinary shares, par value US$0.00001 per share
Authorized — 500,000,000 shares as of December 31, 2009 and September 30, 2010	1	1	—
Issued and outstanding — 39,908,389 shares as of December 31, 2009 and 45,937,912 as of September 30, 2010
Additional paid-in capital	53,973	176,200	26,336
Retained earnings	228,395	217,719	32,542

Total shareholders’ equity	282,369	393,920	58,878

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,406,789	1,628,548	243,412

LENTUO INTERNATIONAL INC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended September 30
(in thousands)	2009	2010
	RMB	RMB	US$
Revenues:
Sales of automobiles	540,672	859,381	128,448
Automobile repair and maintenance services	64,685	82,051	12,264
Other services	980	4,418	660
	606,337	945,850	141,372

Cost of goods sold:	(494,735)	(814,088)	(121,678)
Sales of automobiles	(22,606)	(37,237)	(5,566)
Automobile repair and maintenance services	(60)	(466)	(70)
Other services	—	—	—
	(517,401)	(851,791)	(127,314)

Gross profit	88,936	94,059	14,058

Operating expenses:
Selling, marketing and distribution expenses	(9,767)	(10,230)	(1,529)
General and administrative expenses	(8,921)	(8,445)	(1,262)

Total operating expenses	(18,688)	(18,675)	(2,791)

Operating income	70,248	75,384	11,267

Interest income	86	158	24
Interest expenses	(9,224)	(12,321)	(1,842)
Exchange loss	—	49	7
Other income (expenses), net	(279)	(300)	(45)

Income before income tax expenses	60,831	62,970	9,411
Income tax expenses	(17,026)	(17,955)	(2,684)

Income from continuing operations	43,805	45,015	6,727
Income from discontinued operations, net of tax	72	—	—

Net income attributable to ordinary shareholders and comprehensive income	43,877	45,015	6,727

Earnings per share:
From continuing operations	1.10	1.06	0.16
From discontinued operations	0.01	—	—

Basic and diluted earnings per share	1.11	1.06	0.16

Weighted average ordinary shares outstanding:
Basic and diluted	39,908,389	42,595,459	42,595,459